SCORE ONE INC.

Level 25, Bank of China Building
 1 Garden Road, Hong Kong

May 22, 2008

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: William H. Demarest IV, Staff Accountant

RE:           Score One, Inc.

Ladies and Gentlemen:

Reference is made to Mr. William H. Demarest IV’s letter dated May 12, 2008 to Mr. Zhenping Wang, President of Score One, Inc. (the “Company”) regarding the above-referenced file and SEC comment letter dated April 6, 2008 (“Comment Letter”).

The Company shall respond to the comments raised in the Comment Letter on or before June 20, 2008.  The Company requires this additional time to complete its response because it is in the process of reorganizing and addressing internal issues with regards to management.

If you have any questions or further comments, please do not hesitate to contact Ruba Qashu, Esq. at (310) 208-1182 or via fax at (310) 208-1154.

Very truly yours, /s/ Lisa Lau By: Lisa Lau Its: Chief Financial Officer, Secretary and Director